PAUL, HASTINGS, JANOFSKY & WALKER LLP
75 EAST 55TH STREET
NEW YORK, NEW YORK 10022

December 9, 2005	VIA EDGAR AND COURIER

Securities and Exchange Commission

Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc. Registration Statement on Form S-11 — primary offering Registration Statement on Form S-11 — resale

Ladies and Gentlemen:

      On behalf of our client, Crystal River Capital, Inc., a Maryland corporation (the “Issuer”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-11 (the “Primary Registration Statement”) of the Issuer, including the exhibits thereto, for the registration under the Securities Act of the offering by the Issuer of common stock with a proposed maximum aggregate offering price of $460,000,000 (the “Primary Securities”).

      The Issuer has previously wired to the Commission’s account at Mellon Bank $49,220.00 in payment of the requisite registration fee with respect to the Primary Securities, calculated as set forth on the facing page of the Primary Registration Statement.

      Immediately after the filing of the Primary Registration Statement, we will be transmitting for filing with the Commission, via EDGAR, under the Securities Act, a Registration Statement on Form S-11 (the “Resale Registration Statement” and, together with the Primary Registration Statement, the “Registration Statements”) of the Issuer, including the exhibits thereto, for the registration under the Securities Act of the offering by selling stockholders of 17,613,500 shares of common stock with a proposed maximum aggregate offering price of $440,537,500 (the “Resale Securities”).

      The Issuer has previously wired to the Commission’s account at Mellon Bank $47,117.00 in payment of the requisite registration fee with respect to the Resale Securities, calculated as set forth on the facing page of the Resale Registration Statement.

      The Issuer advises the Staff that it is filing the Resale Registration Statement in connection with the discharge of certain of its obligations under a registration rights agreement to provide for the registration of the Resale Securities and the filing of the registration statement by December 10, 2005. As permitted under such agreement, the Issuer intends to complete the offering, sale and distribution of its Primary Securities contemplated by the Primary Registration Statement prior to requesting the effectiveness of the Resale Registration Statement. Accordingly, the Issuer requests that it be permitted to defer response to any Staff comments relating solely to the Resale Registration Statement until after the completion of the offering, sale and distribution of the Primary Securities under the Primary Registration Statement.

      We note that the Issuer was recently organized in January 2005 and commenced operations on March 15, 2005, and therefore, the financial statements of the Issuer contained in the Registration Statements are comprised of audited financial statements as of June 30, 2005 and for the period from March 15, 2005 (commencement of operations) to June 30,

2005 and unaudited financial statements as of and for the three months ended September 30, 2005. Given where we are in the calendar with respect to the Issuer’s December 31, 2005 fiscal year end and the timetable for the offering, in compliance with Article 3-12 of Regulation S-X, the Company plans to update the Registration Statements to include audited financial statements as of and for the period ending December 31, 2005 prior to submitting its request for acceleration of the effectiveness of the Registration Statements. As indicated above, the Issuer was required to file the Resale Registration Statement to satisfy its registration obligations and this ultimately determined the timetable for the Company’s initial public offering covered by the Primary Registration Statement. In view of the foregoing, we submit that requiring an interim audit of the September 30, 2005 financial statements will provide de minimus or at best marginal benefits to the investing public and therefore respectfully request that the staff undertake a review of the Registration Statements notwithstanding the requirements of Articles 3-01 and 3-02 of Regulation S-X for registrants in existence for less than one fiscal year to provide audited financial statements as of a date within 135 days of the date of filing. The unaudited September 30, 2005 financial statements are otherwise current as of a date within 135 days and, ultimately, as noted above, will be superceded with audited financial statements for the period ending December 31, 2005 prior to effectiveness.

      Please direct any questions or comments regarding the foregoing to the undersigned at (212) 318-6906 or my colleague Jon Tyras at (212) 318-6662.

Very truly yours,

/s/ Michael L. Zuppone

Michael L. Zuppone
of Paul, Hastings, Janofsky & Walker LLP

cc:	Clifford E. Lai Daniel S. Kim, Esq. Jon C. Tyras, Esq.